Document Summary:

     Document:     EDG11-K
     Author:
     Addressee:
     Operator:

     Creation Date:      03/29/1996
     Modification Date:  04/01/1996

     Identification key words:



     Comments:


















































                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                   FORM 11-K

(Mark One)

         x         Annual Report Pursuant to Section 15(d) of the
                   Securities Exchange Act of 1934 (Fee Required)

For the fiscal year ended December 31, 1995

                                      OR

                   Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No Fee Required)


For the transition period from        to


Commission file number  0-15420


       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                           IWC RESOURCES CORPORATION
                             EMPLOYEE THRIFT PLAN


       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                           IWC RESOURCES CORPORATION
                            1220 Waterway Boulevard
                            Indianapolis, IN 46202

























                         REQUIRED INFORMATION


     The Plan is subject to the Employee Retirement Income Security Act of 1974 and will file financial statements within 180 days after the Plan's fiscal year end.




























































                              SIGNATURES


     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                         IWC RESOURCES CORPORATION
                                         EMPLOYEE THRIFT PLAN



Date:  March 29, 1996
                                         Name:  J. A. Rosenfeld
                                         Title: Chairman, Employee
                                                Benefits Committee